DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

These consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s independent auditors, WDM Chartered Professional Accountants, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States) and their report follows.

“Bradley J. Moynes”

Bradley J. Moynes

President, CEO and Director

“Tyrone Docherty”

Tyrone Docherty

Director

2

Independent Auditors’ Report

To the Shareholders of:

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

We have audited the accompanying consolidated financial statements of Digatrade Financial Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, the consolidated statements of changes in shareholders’ deficiency, comprehensive loss, and cash flows for the years ended December 31, 2016, 2015, and 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internals control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Digatrade Financial Corp. and its subsidiaries as at December 31, 2016 and 2015, and their financial performance and their cash flows for the years ended December 31, 2016, 2015, and 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter – Going Concern

In forming our opinion, which is not qualified, we have considered the adequacy of the disclosures made in Note 1 to the consolidated financial statements concerning the ability of Digatrade Financial Corp. and its subsidiaries to continue as a going concern. The company incurred a net loss of $172,969 during the year ended December 31, 2016, and as of that date, had accumulated losses of $4,501,596 since inception and working capital deficiency of $350,388. These conditions, along with the other matters explained in Note 1 to the consolidated financial statements, indicate the existence of material uncertainties that raise substantial doubt about the company’s ability to continue as a going concern. The financial statements do not include the adjustments that would result if Digatrade Financial Corp. and its subsidiaries were unable to continue as a going concern.

WDM

Chartered Professional Accountants

Vancouver, B.C., Canada

April 28, 2017

3

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2016	December 31, 2015
		$	$
ASSETS

CURRENT
Cash at Bank		114,488	-
Accounts Receivable	5	15,864	51,019
GST Recoverable		2,372	2,938
Prepaid Expenses		6,001	12,943

		138,725	66,900
NON-CURRENT
Property and Equipment	6	-	432

		138,725	67,332

LIABILITIES

CURRENT
Bank Indebtedness		-	24
Trade and Other Payables	8	254,197	328,518
Liabilities to Customers	9	10,319	42,747
Promissory Notes – Current Portion	10	224,597	639,824

		489,113	1,011,113

Promissory Notes	10	170,776	-

Total Liabilities		659,889	1,011,113

SHAREHOLDERS' DEFICIENCY

Share Capital	11	3,645,457	3,358,848
Share Subscriptions Received	11	334,975	25,998
Deficit		(4,501,596)	(4,328,627)

		(521,164)	(943,781)

		138,725	67,332

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“Bradley J. Moynes”	“Tyrone Docherty”
Bradley J. Moynes President, Chief Executive Officer and Director	Tyrone Docherty Director
4

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Consolidated Statements of Changes in Shareholders’ Deficiency

For the Years Ended December 31, 2016, 2015, and 2014

(Expressed in Canadian Dollars)

	Note	Number of Post-Consolidation Common Shares	Share Capital	Share Subscriptions Received	Share Purchase Warrant Reserve	Deficit	Total Shareholders’ Deficit
			$	$	$	$	$

Balance, December 31, 2013		1,060,650	3,178,514	-	276,310	(3,813,360)	(358,536)

Shares Issued in Settlement of Debts	11(b)(i)	560,000	56,000	-	-	-	56,000
Shares Held in Escrow	11(e)	1,500	7,334	-	-	-	7,334
Fair Value of Share Rights Expired		-	-	-	(257,710)	257,710	-
Net Comprehensive Loss		-	-	-	-	(234,144)	(234,144)

Balance, December 31, 2014		1,622,150	3,241,848	-	18,600	(3,789,794)	(529,346)

Share Issued for Cash	11(b)(ii)	5,000	32,000	25,998	-	-	57,998
Shares Issued for Services	11(c)(i)	34,000	85,000	-	-	-	85,000
Fair Value of Share Rights Expired	11(d)	-	-	-	(18,600)	18,600	-
Net Comprehensive Loss		-	-	-	-	(557,433)	(557,433)

Balance, December 31, 2015		1,661,150	3,358,848	25,998	-	(4,328,627)	(943,781)

Shares Issued in Settlement of Debts	11(b)(iv),(v)	41,000,000	276,983	-	-	-	276,983
Shares Issued for Services	11(c)(ii)	250,000	15,000	-	-	-	15,000
Shares Held in Escrow and Returned to Treasury	11(e)	(1,500)	(5,374)	-	-	-	(5,374)
Shares Subscriptions Received, Net of Issuance Costs	11(b)(vi)	-	-	308,977	-	-	308,977
Net Comprehensive Loss		-	-	-	-	(172,969)	(172,969)

Balance, December 31, 2016		42,909,650	3,645,457	334,975	-	(4,501,596)	(521,164)

Share Consolidation (Note 11(b)(iii))

The accompanying notes are an integral part of these consolidated financial statements.

5

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2016, 2015, and 2014

(Expressed in Canadian Dollars)

	Note	2016	2015	2014
		$	$	$
EXPENSES

Accounting, Audit, and Legal		46,523	36,084	18,050
Consulting	14(b)(ii),(iii)	86,149	75,735	60,000
Depreciation		432	173	245
Exchange Platform Development Costs	18	111,734	216,315	-
Filing and Transfer Agent Fees		12,816	11,720	8,295
Interest and Bank Charges		29,559	906	4,672
Investor Relations	11(c)(i)	-	94,072	-
Management Fees	14(b)(i)	60,000	60,000	60,000
Office Expenses, Rent, and Telephone		-	6,892	950
Property Investigation		-	-	2,500

		347,213	501,897	154,712

LOSS BEFORE OTHER ITEMS		(347,213)	(501,897)	(154,712)

Foreign Exchange Gain (Loss)		13,238	(55,536)	(14,005)
Coin Development Fee Income		119,600	-	-
Gain on Settlement of Debts	11(b)(v)	41,406	-	42,626
Write-Off of Oil and Gas Property	7	-	-	(108,053)

NET LOSS FOR THE YEAR		(172,969)	(557,433)	(234,144)

Other Comprehensive Income		-	-	-

NET COMPREHENSIVE LOSS FOR THE YEAR		(172,969)	(557,433)	(234,144)

POST-SHARE CONSOLIDATION	11(b)(iii)

Basic and Diluted Loss per Share		(0.01)	(0.34)	(0.22)

Weighted Average Number of Shares Outstanding		13,620,813	1,636,518	1,055,164

The accompanying notes are an integral part of these consolidated financial statements.

6

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016, 2015, and 2014

(Expressed in Canadian Dollars)

	Note	2016	2015	2014
		$	$	$
Cash Provided BY (USED IN):

OPERATING ACTIVITIES

Net Loss for the Year		(172,969)	(557,433)	(234,144)

Non-Cash Items
Depreciation		432	173	245
Expenses Paid by An Arm’s Length Party		8,569	-	-
Shares Issued for Services	11(c)(i),(ii)	15,000	85,000	-
Unrealized Foreign Exchange (Gain) Loss		(15,873)	56,822	-
Amortization of Prepaid Expenses		10,029	-	-
Gain on Settlement of Debts	11(b)(v)	(41,406)	-	(42,626)
Write-Off of Oil and Gas Property	7	-	-	108,053

		(196,218)	(415,438)	(168,472)

Change in Non-Cash Working Capital Accounts	13(a)	(75,969)	75,918	34,554

		(272,187)	(339,520)	(133,918)

FINANCING ACTIVITIES

Shares Issued for Cash	11(b)(ii)	-	32,000	-
Shares Subscriptions Received	11(b)(ii),(vi)	334,975	25,998	-
Shares Returned to Treasury	11(e)	(5,374)	-	-
Issuance of Promissory Notes	10	57,098	281,638	127,024

		386,699	339,636	127,024

INCREASE (DECREASE) IN CASH		114,512	116	(6,894)

(Bank Indebtedness) Cash, Beginning of the Year		(24)	(140)	6,754

(BANK INDEBTEDNESS) CASH, End of the yeaR		114,488	(24)	(140)

Supplemental Cash Flow Information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

.

7

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2000, under the Company Act of the Province of British Columbia, Canada. On February 19, 2015, the Company changed its name from Rainchief Energy Inc. to Bit-X Financial Corporation. On October 27, 2015, the Company changed its name from Bit-X Financial Corporation to Digatrade Financial Corp. The Company is focused on developing and branding a digital asset exchange platform and peer to peer electronic payment processing network that will allow customers to create their own branded digital assets and list them on the Digatrade platform.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANX”), a company incorporated and existing under the laws of Hong Kong. ANX owns and operates a technology platform and provides operational support specializing in web-based digital currency exchange and transaction services for the cryptographic digital currencies known as Bitcoin and other alternative digital assets along with blockchain development services and distributed ledger technology.

This services agreement is in line with the Company’s business model restructuring which is to focus on licensing, developing and branding a digital exchange trading platform and peer-to-peer electronic payment processing network.

Prior to 2015, the Company was engaged in identifying, financing, and developing oil and gas energy resource properties in North America (Note 7). Prior to 2012, the Company was engaged in the financing and development of photovoltaic solar energy projects in Europe.

The head office, principal address, and records office of the Company are located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year. Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations, and has accumulated losses of $4,501,596 since inception and working capital deficiency of $350,388 as at December 31, 2016; accordingly, the Company will need to raise additional funds through future issuance of securities or debt financing. Although the Company has raised funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operations.

The current cash resources are not adequate to pay the Company’s accounts payable and to meet its minimum commitments at the date of these financial statements, including planned corporate and administrative expenses, and other project implementation costs, accordingly, there is significant doubt about the Company’s ability to continue as a going concern. These financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern.

8

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

b)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 28, 2017.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Holding	Functional Currency

Digatrade Financial Corp.	Canada	Parent Company	Canadian Dollar
Digatrade Limited	Canada	100%	Canadian Dollar
Digatrade (UK) Limited	United Kingdom	100%	Pounds Sterling
Digatrade Limited	USA	100%	US Dollar

The Company’s former subsidiaries, Jaydoc Capital Corp. and Rainchief Renewable-1 S.R.L., were de-registered during the year ended December 31, 2015.

d)	Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i)	Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rate at the date when fair value was determined.

9

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)	Foreign Currency (Continued)

ii)	Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognized to write off the cost of the property and equipment less their residual values over their useful lives using the declining balance method at 30% per annum for computer equipment and 20% for furniture and equipment, except in the year of acquisition when one-half of the rate is used. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

f)	Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas reserves are capitalized on a property-by-property basis. Such costs include land acquisition costs, geological and geophysical costs, drilling and other costs related to exploration and development activities and do not necessarily reflect present or future values. Proceeds from the disposal of oil and gas properties are applied against the capitalized costs of the related property.

Upon commencement of production, capitalized costs are depleted using the unit-of-production method, based on estimated probable and proven oil and gas reserves determined by independent engineers.

The property was written-off in the year 2014 with no proceeds arising on the disposition. Further details are disclosed in Note 7.

g)	Impairment of Non-Current Assets

The carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets.

10

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)	Impairment of Non-Current Assets (Continued)

The recoverable amount of an asset or cash generating unit is the higher of its fair value less costs to sell and its value in use. An impairment loss exists if the asset’s or cash generating unit’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

h)	Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

i)	Revenue Recognition

Revenue is comprised of consulting fees and commissions earned on trades executed on the digital currency trading platform. Consulting fee income is recognized as the consulting services are provided. Commission is considered earned when a trade is completed by the Company’s customers. As the platform is not yet fully live, commissions and consulting fees earned have been accounted for as a recovery of development costs incurred.

j)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

k)	Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive. The loss per share in prior periods has been adjusted to take into account the consolidation of the Company’s common stock on June 8, 2016.

11

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)	Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)	Current Income Tax

Current income tax assets and liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii)	Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

m)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below. The Company does not have any derivative financial instruments.

12

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Financial Instruments (Continued)

i)	Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

•	Financial assets at fair value through profit or loss;
•	Loans and receivables;
•	Held-to-maturity investments; and
•	Available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

•	Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s cash falls into this category of financial instruments.

•	Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method less any provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s accounts receivable falls into this category of financial instruments.

•	Held-to-maturity investments – Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity. The Company currently does not hold financial assets in this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired as determined by reference to external credit ratings, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

•	Available-for-sale financial assets – Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company currently does not hold financial assets in this category.

13

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Financial Instruments (Continued)

i)	Financial Assets (Continued)

Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss, and presented as a reclassification adjustment within other comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale financial assets, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated in the revaluation reserve.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

ii) Financial Liabilities

For the purpose of subsequent measurement, financial liabilities are classified as either financial liabilities at fair value through profit or loss, or other financial liabilities upon initial recognition.

•	Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss include financial liabilities that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Liabilities in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s bank indebtedness falls into this category of financial instruments.

•	Other financial liabilities – Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process. The Company’s trade and other payables, liabilities to customers, and promissory notes payable fall into this category of financial instruments.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expired.

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

14

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Deferred Tax Assets

Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

NOTE 4 – ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards, amendments to standards, and interpretations have been issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards, if applicable, when they become effective.

a)	IFRS 9 – Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company has not yet determined the impact of this standard on its consolidated financial statements.

b)	IFRS 15 – Revenue from Contracts with Customers

IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. The standard is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively. The Company has not yet determined the impact of this standard on its consolidated financial statements.

c)	IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the least term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019.

15

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 5 – ACCOUNTS RECEIVABLE

As at December 31, 2016 and 2015, the Company had the following amounts due from arm’s length parties:

	2016	2015
	$	$
Credit Card Proceeds Receivable	5,545	8,272
Due From Trading Platform, ANX (Note 9)	10,319	42,747

	15,864	51,019

NOTE 6 – PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Total
	$	$	$
COST

At December 31, 2014	5,236	1,656	6,892

Additions – 2015 and 2016	-	-	-

At December 31, 2015 and 2016	5,236	1,656	6,892

ACCUMULATED DEPRECIATION

At December 31, 2014	4,713	1,574	6,287

Depreciation	157	16	173

At December 31, 2015	4,870	1,590	6,460

Depreciation	366	66	432

At December 31, 2016	5,236	1,656	6,892

NET BOOK VALUE

At December 31, 2015	366	66	432

At December 31, 2016	-	-	-

NOTE 7 – OIL AND GAS PROPERTY

On February 10, 2012, the Company entered into an agreement with Nueva Oil and Gas Corporation (“Nueva”) for a farm-in interest in certain oil and gas leases in Curry County, New Mexico, United States (the “Gulf Jensen Oil Prospect”). Nueva is an arm’s length private oil company based in Calgary, Canada.

16

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 7 – OIL AND GAS PROPERTY (Continued)

Pursuant to the terms of the agreement, the Company paid US$33,400 (CDN$34,140) upon execution of the agreement and undertook to fund 100% of the cost of an initial seismic program. In addition, the Company was granted an option to acquire a 90% working interest in the Gulf Jensen Oil Prospect which the Company exercised on April 4, 2012 and paid Nueva US$75,000 (CDN$73,913). The Company’s net revenue interest was 80.0% inclusive of the lessor royalties and the over-riding royalties.

The capitalized exploration and evaluation asset in the amount of $108,053 was written-off in 2014 as management decided to no longer develop the property with Nueva and to abandon all oil and gas exploration activities.

NOTE 8 – TRADE AND OTHER PAYABLES

	2016	2015
	$	$

Trade Payables	99,830	33,608
Accrued Liabilities	91,336	207,824
Related Party Payable (Note 14(a)(i))	36,177	87,086
Share Subscription to be Refunded (Note 11(b)(vi)	26,854	-

	254,197	328,518

NOTE 9 – LIABILITY TO CUSTOMERS

As at December 31, 2016, the Company had a liability to customers trading on the Company’s currency platform in the amount of $10,319 (2015 – $42,747). This amount is offset by an equal amount due to the Company from the trading platform, ANX. (Note 5)

NOTE 10 – CONVERTIBLE PROMISSORY NOTES

During 2014, the Company issued convertible promissory notes totaling $127,024. The notes matured on December 31, 2015, with the exception of one note ($14,796) which matured on December 31, 2016.

During 2015, the Company issued convertible promissory notes totaling $281,638 (including US$62,000 to related parties). The notes mature on December 31, 2018.

During 2016, the Company issued convertible promissory notes totaling $49,806 (including US$15,150 to unrelated third parties. In addition, the Company issued a convertible promissory note in the amount of $2,919 (US$2,200) to a company controlled by a director and officer of the Company. The notes mature on December 31, 2021.

The notes are non-interest bearing and unsecured. All the notes become payable immediately should the Company complete a financing in excess of US$5,000,000 prior to the maturity date and shall bear interest at 3% per annum compounded annually should the Company default on the notes.

These notes are convertible into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the notes or the maturity date, whichever shall occur first.

17

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 10 – CONVERTIBLE PROMISSORY NOTES (Continued)

In 2014, the Company settled $98,626 in promissory notes payable by issuing 28,000,000 shares (560,000 post-consolidation shares) (Note 11(b)(i)).

During 2016, the Company entered into assignment of creditors and settlement of debt agreements in respect of certain convertible promissory notes totaling $293,389 (including US$157,025). As part of the settlement, the Company issued 16,000,000 post-consolidation shares (Note 11(b)(v)) to the promissory note holders and recognized a gain on settlement of debts in the amount of $41,406.

During 2016, the Company repaid a convertible promissory note in the amount of $13,831 (US$10,000). The Company realized a foreign exchange loss of $306 on the transaction.

During 2015 and 2014, the Company did not make any repayments of convertible promissory notes.

As at December 31, 2016, notes payable totaling $156,499 were owed to related parties of the Company (2015 – $221,916).

NOTE 11 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b)      Issued and Outstanding Common Shares

i)	On March 27, 2014, the Company issued 28,000,000 shares (560,000 post-consolidation shares) with a fair value of $56,000 for settlement of convertible promissory notes totaling $96,626 (including US$63,500), recording a gain of $42,626 on settlement of these debts.

ii)	On March 8, 2015, the Company completed a private placement of 250,000 shares (5,000 post-consolidation shares) at $0.13 per share ($6.50 per post-consolidation share), raising gross proceeds of $32,000.

On November 11, 2015, the Company completed a private placement of 400,000 shares (8,000 post-consolidation shares) shares at US$0.05 per share (US$2.50 per post-consolidation share), raising gross proceeds of $25,998 (US$20,000). Shares have not been issued as of December 31, 2015 and 2016.

iii)	Effective June 8, 2016, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 12,306 shares to round up fractional entitlements resulting from the consolidation. The number of common shares and basic loss per share calculations disclosed in these financial statements have been adjusted to reflect the retroactive application of this share consolidation.

iv)	On July 15, 2016, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $25,000. The Company agreed to issue 25,000,000 post- consolidation shares with a fair value equal to the value of the underlying debt settled.

18

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 11 – SHARE CAPITAL (Continued)

b) Issued and Outstanding Common Shares (Continued)

v)	On August 15, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain arm’s length parties. The Company settled certain promissory notes totaling $118,204 (US$91,475) by the issuance of 8,000,000 post-consolidation shares with a fair value equal to the value of the underlying debt settled.

On December 20, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain arm’s length parties. The Company settled promissory notes totaling $175,185 (including US$65,550) by the issuance of 8,000,000 post-consolidation shares with a fair value of $133,780. A gain on settlement of debts in the amount of $41,406 was recognized upon settlement.

vi)	On December 12, 2016, the Company completed a private placement of 500,000 post-consolidation shares at US$0.50 per share, raising gross proceeds of $334,975 (US$250,000). Shares have not been issued as of December 31, 2016.

Share subscription of $25,998 received on November 11, 2015 has been reclassified to accounts payable, as the amount is expected to be refunded to the investor subsequent to December 31, 2016.

c)	Share-Based Payments

i)	During the year ended December 31, 2015, the Company issued 1,400,000 shares (28,000 post-consolidation shares) at a fair value of $0.05 per share ($2.50 per post-consolidation share) for investor relations services rendered. Share-based compensation of $70,000 was recorded.

During the year ended December 31, 2015, the Company issued 300,000 shares (6,000 post-consolidation shares) at a fair value of $0.05 per share ($2.50 per post-consolidation share) for consulting services rendered. Share-based compensation of $15,000 was recorded. 150,000 of these shares (3,000 post-consolidation shares) were issued to a related party (Note 14(b)(ii)).

ii)	During the year ended December 31, 2016, the Company issued 250,000 post-consolidation shares at a fair value of $0.06 per share to a related party for consulting services rendered. Share-based compensation of $15,000 was recorded (Note 14(b)(iii)).

iii)	During the year ended December 31, 2014, the Company did not have any share-based payments.

d)	Share Purchase Warrants

The Company had no warrants for the year ended December 31, 2016.

19

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 11 – SHARE CAPITAL (Continued)

d)	Share Purchase Warrants (Continued)

The continuity of warrants for the year ended December 31, 2015 is as follows. The number of warrants and their exercise price have been retroactively adjusted to reflect the share consolidation (Note 11(b)(iii)):

Expiry Date	Exercise Price	December 31, 2014	Issued	Exercised	Expired/ Cancelled	December 31, 2015

March 30, 2015	US$50.00	2,324	-	-	(2,324)	-
October 15, 2015	US$100.00	200	-	-	(200)	-
October 28, 2015	US$50.00	400	-	-	(400)	-

Total		2,924	-	-	(2,924)	-

Weighted Average Exercise Price		US$53.42	-	-	US$53.42	-

e)	Escrow Shares

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon signing of the agreement and to issue 75,000 shares (1,500 post-consolidation shares) to be held in escrow. The Company was obligated to pay the creditor a further $7,334 (US$6,687) forty five days after the Company’s stock becomes DWAC-eligible. On December 22, 2016, the Company paid $5,374 (US$4,000) and the creditor agreed to release the shares from escrow.

NOTE 12 – COMMITMENT

On March 31, 2015, the Company entered into an agreement with Mega Idea Holdings Limited, dba ANX (“ANX”), to provide Crypto-currency deposit and exchange services. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$10,000 for maintenance and support of the exchange platform. The agreement with ANX is for a term of three years.

On April 7, 2017 (“effective date”), the Company entered into a revised agreement with ANX. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$1,500 for the first six months commencing the first month after the effective date, and US$5,000 thereafter. The revised agreement with ANX is for a term of two years.

20

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

		2016	2015	2014
		$	$	$
a)	Change in Non-Cash Working Capital Accounts

	Accounts Receivable	35,155	(51,019)	-
	GST Recoverable	566	5,552	(2,190)
	Prepaid Expenses	(3,087)	(5,885)	(7,058)
	Trade and Other Payables	(76,175)	84,523	43,802
	Liability to Customers	(32,428)	42,747	-

		(75,969)	75,918	34,554

b)	Significant Non-Cash Financing Activities

	Shares Issued for Settlement of Debts	276,983	-	56,000
	Shares Issued for Investor Relations Services	-	70,000	-
	Shares Issued for Business Consulting Services	15,000	15,000	-
	Expenses Paid by An Arm’s Length Party	8,569	-	-

		300,552	85,000	56,000

c)	Other Information

	Interest Paid	28,974	49	4,134
	Income Taxes Paid	-	-	-

NOTE 14 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

a) Related Party Balances

i)	Trade and Other Payables

As at December 31, 2016, the Company had $36,177 (2015 - $87,086) in trade and other payables owed to key management personnel. The amounts owed to key management personnel arose from outstanding management fees and are non-interest bearing, unsecured, and have no specified terms of repayment.

21

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 14 – RELATED PARTIES TRANSACTIONS (Continued)

a)     Related Party Balances (Continued)

ii)	Promissory Notes

Included in Convertible Promissory Notes as at December 31, 2016, was $89,364 including US$31,200 (2015 – $87,611 including US$29,000) owed to a company controlled by a Director (also an officer) of the Company.

Included in Convertible Promissory Notes as at December 31, 2016, was $nil (2015 – $65,100) owed to a former officer of the Company.

Included in Convertible Promissory Notes as at December 31, 2016, was $67,135 including US$50,000 (2015 – $69,205 including US$50,000) owed to a company controlled by a former officer of the Company.

b)     Compensation of Key Management Personnel

i)	The Company incurred management fees for services provided by key management personnel for the years ended December 31, 2016, 2015 and 2014, as described below.

	2016	2015	2014
	$	$	$

Management Fees	60,000	60,000	60,000

ii)	During the year ended December 31, 2015, the Company incurred consulting fees for services provided by a company controlled by a former officer of the Company. The fees were settled by the issuance of 150,000 shares (3,000 post-consolidation shares) at $0.05 per share ($2.50 per post-consolidation share) (Note 11(c)(i)).

iii)	During the year ended December 31, 2016, the Company incurred consulting fees for services provided by a director of the Company. The fees were settled by the issuance of 250,000 post-consolidation shares at $0.06 per share (Note 11(c)(ii)) and a cash payment of $6,699 (US$5,000).

NOTE 15 – INCOME TAX

a)    Deferred Tax Assets and Liabilities

The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	December 31,	December 31,
	2016	2015
	$	$

Non-Capital Losses	4,371,641	4,196,102
Capital Losses	29,628	29,628
Property and Equipment	100,490	100,058
Share Issuance Costs	-	3,003

	4,501,759	4,328,791

22

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 15 – INCOME TAX (Continued)

a)    Deferred Tax Assets and Liabilities (Continued)

As at December 31, 2016, the Company has non-capital losses of approximately $4,371,600 which may be applied to reduce Canadian taxable income of future years. These non-capital losses expire as follows:

2026	313,100
2027	515,300
2028	367,400
2029	1,157,900
2030	307,400
2031	301,400
2032	233,000
2033	250,800
2034	183,800
2035	566,000
2036	175,500

4,371,600

b)     Income Tax Expense

The income tax expense of the Company is reconciled to the net loss for the year as reported in the consolidated statement of comprehensive loss as follows:

	2016	2015	2014
	$	$	$

Recovery of Income Tax Calculated at the Statutory Rate of 13.0% (2015 and 2014 – 13.5%)	(22,486)	(75,253)	(31,609)
Deferred Tax Assets Not Recognized	(21,519)	68,065	29,268
Expiration of Non-Capital Losses	-	7,188	2,341
Impact of Change in Substantively Enacted Tax Rates on Opening Deferred Tax Asset	44,005	-	-

Income Tax Expense	-	-	-

NOTE 16 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to various risks in relation to financial instruments. The Company’s financial assets and liabilities by category are summarized in Note 2(m). The Company’s risk management is coordinated in close co-operation with the board of directors and focuses on actively securing the Company’s short to medium-term cash flows and raising finances for the Company’s capital expenditure program. The Company does not actively engage in the trading of financial assets for speculative purposes.

The most significant financial risks to which the Company is exposed are described on the next page.

23

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 16 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is dependent upon the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. The Company has a working capital deficiency of $350,388 as at December 31, 2016. There can be no assurance that such financing will be available on terms acceptable to the Company.

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

c)	Credit Risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. The Company is in the development stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk.

d)	Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk to the extent it incurs currency exchange platform service and development expenditures and operating costs in foreign currencies including the U.S. Dollar. The Company does not hedge its exposure to fluctuations in the related foreign exchange rates.

e)	Fair Values

The Company uses the following hierarchy for determining fair value measurements:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: Techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The Company’s financial instruments were measured at fair value use Level 1 valuation technique during the years ended December 31, 2016 and 2015. The carrying values of the Company’s financial assets and liabilities approximate their fair values.

24

DIGATRADE FINANCIAL CORP.

(formerly “Bit-X Financial Corporation”)

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in Canadian Dollars)

NOTE 17 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its ongoing operations and capital expenditures.

The Company manages its share capital as capital, which as at December 31, 2016, amounted to $3,645,457. At this time, the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and development of oil and gas properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at December 31, 2016, the Company had working capital deficiency of $350,388. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the year ended December 31, 2016.

NOTE 18 – SUBSEQUENT EVENTS

On April 7, 2017, the Company entered into a revised agreement with ANX (Note 12).

On April 7, 2017, the Company entered into a debt settlement agreement with ANX for outstanding service fees of US$95,050 for a one-time cash payment of US$40,000. The gain of $73,916 (US$55,050) on the forgiveness of debt has been reflected as a reduction in exchange platform development costs for the year ended December 31, 2016.

25